02 SEP 24 AM 9:18

16 September 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

SUPPL

Attention	Office of International Corporate Finance, Division of Corporation Finance
Re	David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

David Jones Limited
announces impending retirement of CEO

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

dlw 9/24

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES
David Jones Limited A.C.N. 000 074 573
86-108 Castlereagh Street Sydney NSW 2000 Australia **Telephone 02 9266 5544**

ASX RELEASE
for immediate release

16 September 2002

DAVID JONES LIMITED ANNOUNCES IMPENDING RETIREMENT OF CEO

Chief Executive Officer of David Jones Limited, Mr. Peter Wilkinson advised today that he had entered early discussions with the Company's Board regarding a possible retirement most likely to be in the first quarter of 2003.

"I have been CEO of David Jones since March 1997 and have overseen the re-establishment of our icon brand and a return to strong underlying performance by the premium department store business. We have well established processes and procedures and our succession planning program has ensured there is a talented executive team in place," Mr. Wilkinson said.

"In May this year, we took a number of tough decisions to better position the business for the future, following our annual Strategic Review. These decisions, which included addressing capital expenditure, costs, capital management and the Foodchain business, are now well underway," Mr Wilkinson said

"As a result of these decisions, the Company is now well positioned for the future and it is timely to begin discussions with our Board regarding my departure as we are embarking on the next phase of the Company's life cycle. As soon as arrangements are finalised, we will advise the market," he concluded.

ENDS
For further information please contact:

Jill Campbell
General Manager Corporate Affairs
(02) 9266 5960 / 0412 047448
jillcampbell@davidjones.com.au

Biography – L Peter Wilkinson
Louis Peter Wilkinson – Chief Executive David Jones Limited, age 57, resident Sydney, joined David Jones in March 1997. Prior to becoming CEO of DJS he was Managing Director of Just Jeans. Over a period of some 20 years with Coles Myer Limited he held a series of senior positions including Merchandise and Marketing Director of Myer Grace Bros., Managing Director of Myer Grace Bros., Managing Director Target and Chief Operating Officer Coles Myer Limited. He was a Director of Coles Myer Limited from 1988 until 1996.

02 SEP 24 AM 9:13

17 September 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention	Office of International Corporate Finance, Division of Corporation Finance
Re	David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited announces full year results

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES
David Jones Limited A.C.N. 000 074 573
86-108 Castlereagh Street Sydney NSW 2000 Australia **Telephone 02 9266 5544**

ASX and MEDIA RELEASE 17 September 2002

DAVID JONES LIMITED FY2002 FULL YEAR RESULT
PROFIT AT UPPER END OF GUIDANCE RANGE

- ⇒ **NPAT of $35.5 million (pre preference share dividends and significant items) is at upper limit of guidance issued in May and updated in August 2002, +24.6%**
- ⇒ **3 year run of market share increases continues**
- ⇒ **Strong core business (dept stores and credit) EBIT +20.5% ***
- ⇒ **Limited impact on Gross Margin of industry wide discounting**
- ⇒ **NPAT of $6.6m (post significant items) contains items flagged in May 2002 release including provisions for possible exit of Foodchain sites at Parramatta and Port Melbourne previously unable to be quantified, and an additional item related to the accounting treatment for interest free credit sales, – 76.5%. ***

***See Reference note 2 page 5 Full Result summary including significant items**

David Jones Limited ('David Jones') today announced a net profit after tax ('NPAT') pre significant items and preference share dividends of $35.5 million for the 52 weeks ended 27 July 2002. This result is at the upper limit of the guidance range provided in May 2002 and updated at the time of the full year sales result on 7 August 2002.

After including significant items ($28.9 million post tax) and before preference share dividends David Jones recorded a NPAT of $6.6 million. The significant items are outlined at the end of this release and include provisional costs associated with the potential exit of Foodchain leases at Parramatta and Port Melbourne and associated restructuring costs (which were flagged but not able to be quantified in previous announcements) and an additional item related to the accounting treatment for interest free credit sales.

As previously announced, full year sales of $1,668.2 million were up 7.8% on the previous year (2001: $1,547.5 million).

The company's earnings before interest and tax (EBIT) for the core department store and credit business of $70.4 million, was up 20.5% on 2001 (2001: $58.4 million).

Chief Executive Officer, Mr. Peter Wilkinson said: "The David Jones core business has delivered a good result despite a highly competitive retail environment. This result confirms the strength and resilience of our brand and the strong underlying performance of our department store business."

"Our department store business has now gained market share for 3 successive financial years. This growth has been driven by our well-established core business strategy supported by a well articulated brand proposition. We continue to strive to improve our premium market positioning and the associated service and branding strategies. This unique positioning has effectively differentiated us from our competitors," he said.

"We announced in May this year that we had made a number of tough decisions in order to better position the business for the future and deliver a return on investment (ROI) of 15% by FY 2004 (FY 2002: 12.4%). Our focus is on improving the return on investment via initiatives including improved capital management, reduced and rescheduled capital expenditure, improved balance sheet flexibility through the Reset Preference Share (RPS) issue, and action to pause the rollout and improve the performance of our Foodchain stores", Mr. Wilkinson said.

DAVID JONES

David Jones Limited A.C.N. 000 074 573

86-108 Castlereagh Street Sydney NSW 2001 Australia **Telephone 02 9266 5544**

A summary of key items shows:

	2001 $m	2002 $m	% change
Sales	$1,547.5	**$1,668.2**	+7.8%
EBIT Core Business (Dept stores and credit)	$58.4	**$70.4**	+20.5%
NPAT pre significant items and pref dividends	$28.5	**$35.5**	+24.6%
NPAT post significant items and pre pref dividends	$28.0	**$6.6**	-76.5%

CORE RETAIL BUSINESS

Sales for the core business (retail department store and credit business) increased 5.9% to $1,625.5 million (2001: $1,535.4 million). Core business EBIT grew 20.5% during the year.

Despite the highly competitive environment in financial year 2002, our core business performance has been strong. The department store business has now gained market share consistently for 3 financial years.

David Jones strategic approach to discounting meant that Gross Margin was only slightly impacted (2002 35.9%, 2001 36.3%). Significant differentiation in ranging between David Jones and its competitors allowed the group to hold its ground with regards to key merchandise categories. David Jones continued to leverage its unique brand and marketing strategy to effectively minimise the impact of competitive activity.

Well established stock management practices delivered an end of year stock position in line with 2001 with aged stock levels below our 5% benchmark. Well-controlled stock levels have provided significant flexibility for the group which has been used to strengthen our ranging point of difference. Outstanding results have been accomplished in regards to shrinkage and the group's shrinkage figure is now at global best practice levels.

The total Selling General and Administration percentage ('SG&A %') for the year is 32.5% (2001: 33.2%). The SG&A percentage for second half of FY2002 was higher than the second half of FY2001 due to some one-off cost reductions last year.

David Jones advised in May that it was rescheduling and reducing its overall capital expenditure. It is expected that capex will be in the order of $60 million per annum for the foreseeable future. The bulk of this expenditure is devoted to our key stores refurbishment program which will see us create additional selling space in stores which are high value stores for the group. Excellent work has been undertaken in reducing the capex for FY02 from a previously planned level of over $100 million to $71 million for the year.

THE DAVID JONES CARD

The David Jones store card continues to be an outstanding contributor to group profitability with a record EBIT of $14.9 million (2001: $10.6 million) up 40.6% on the previous year. The result reflects growth in the overall card base, a strong sales performance, tight cost management, low doubtful debts and reduced funding costs.

DAVID JONES ONLINE (www.davidjones.com.au)

David Jones Online is consistently ranked as one of Australia's most successful retailing websites. Revenues are growing to expectation and the online business is moving closer to breakeven in FY2003. As per the strategic plan Online has now been integrated into the core department store business.

FOODCHAIN BY DAVID JONES

A full operational review of the Foodchain business was conducted earlier this year. On 14 May 2002 the group announced that costs associated with the development of Foodchain would be written off and that the rollout would be paused, while certain operational issues which were hindering the path to profitability were addressed.

The significant operational experience gained during the early phase of rollout is being used to drive efficiencies through the business and develop a more robust operating platform.

Further to the groups' announcement in May 2002 David Jones advises that it is substantially progressed in discussions with the Parramatta landlord regarding assigning the lease. Proposals have been received from alternative operators which are now being perused and it is expected that a firm date for vacating the site will be provided in due course.

David Jones is continuing negotiations with the developer of the proposed Port Melbourne Foodchain site with a view to achieving a mutually acceptable resolution.

Our work continues towards being able to confirm the long-term viability of the Foodchain concept by improving our systems, waste management and site selection processes.

SIGNIFICANT ITEMS

As advised to the market on 14 May this year a number of significant items have impacted on this year's profit. They are as follows:

- Writing off of concept development, information technology and certain store asset costs for Foodchain of $19.5 million pre tax ($13.6 million after tax).
- A one-off head office restructuring charge of $4.6 million pre tax ($3.4 million after tax)
- Refinement of accounting methods for determining the cost of inventories at hand. Rebates relating to purchases will be deducted from the value of inventories on the balance sheet. A one off non-cash charge of $6.9 million pre tax ($4.8 million after tax) has been taken.

The group also flagged in May that it may incur some additional costs should it decide to exit the Foodchain store at Parramatta and the site at Port Melbourne. These costs could not be quantified at the time. The group now advises that costs of $5.3 million pre tax ($5.3 million after tax) have been provided in relation to the potential exit of leases at Parramatta and Port Melbourne and associated restructuring costs.

The group will also apply an accounting treatment (in accordance with AASB 1004 - Revenue) that effectively discounts the nominal value of interest free, deferred payment sales to fair value. This is being done as the effect of discounting interest free sales that are receivable over a two or three year period is now considered material. The accounting treatment will result in a one-off profit reduction of $2.5 million pre tax ($1.8 million post tax).

CAPITAL MANAGEMENT

The group remains on track to achieve ROI hurdle rates of 15% return on funds employed (ROFE) by financial year 2004 assisted by improved trading and re-alignment of the capital expenditure program. ROI for financial year 2002 was 12.4% pre significant items compared to 9.3% the previous year.

Following completion of a $65 million reset preference share issue, the balance sheet is well positioned to accommodate seasonal working capital requirements and the long-term capital expenditure program. Strong levels of operating cashflow will provide additional strength as the group moves towards achieving ROI targets.

EARNINGS PER SHARE AND DIVIDENDS

Earnings per share ("EPS") pre significant one off items increased by 17.3% from 7.3c to 8.8c.

The Board has declared a final dividend of three cents per ordinary share fully franked (Full Year 2002: 7 cents, 2001: 8 cents), payable on 23 October 2002. The final dividend is in line with guidance provided in May 2002. Future dividends (including preference dividends), if declared, are expected to be 60-80% of NPAT before significant one off items and preference share dividends.

EMPLOYEE SHARE AND OPTION PLANS

David Jones devised a Long Term Incentive ('LTI') plan in 2001 which was considered at the Annual General Meeting in November 2001(see ASX release dated 30 August 2002). The LTI plan replaces the former option plan which is now discontinued; no options have been granted since January 2001.

The LTI plan is a 3 year share based, rather than option based, plan. The plan focuses on performance measures proven to be closely correlated to driving improved shareholder value, hence the targets are based around revenue, capital management and total shareholder return measured over the period from FY 2002 to FY 2004 inclusive. David Jones benchmarks itself against 38 other listed companies including the majority of listed retailers.

Under the terms of the LTI plan, no shares will be granted by any means including allotment or market purchase prior to 31 July 2004, and then are allotted only if performance hurdles are met. At 31 July 2004 the actual amount of shares, if any finally provided to participants will depend on the extent to which a range of significant performance hurdles are met. It is possible therefore for each nominated participant to be allotted anything between no shares and their full offered amount.

Further information regarding the LTI plan will be contained in this year's Annual Report.

OUTLOOK

"The sales environment has been much stronger since the beginning of 2002. We were well positioned for the upturn in the cycle when it came and we believe we continue to be well positioned to maximise returns going forward," Mr. Wilkinson said.

As others have commented recently there is some uncertainty about the economic environment going forward. Typically, we see the department store market growing at between 2 - 3%. If this growth continues throughout FY2003, the group reiterates its expectation to increase NPAT pre preference share dividends by a minimum of 15 - 20% compound in FY2003 and FY2004 from $35.5 million. We anticipate that the current competitive retail environment will continue but expect our gross margins to be stable. Having successfully reduced our costs through the Secure our Future program over the last two years further work is now required in order to counter expected cost increases in areas such insurance, food labelling and infrastructure going forward.

ENDS
For further information please contact:

Peter Wilkinson	Stephen Goddard	Jill Campbell
Chief Executive	CFO	General Manager Corporate Affairs
(02) 9266 5730	(02) 9266.5182	(02) 9266 5960
		0412 04744

REFERENCE NOTES begin over page

1) **Department Store Business**

	2001 $m	% of Sales	**2002 $m**	**% of Sales**
Sales Core Business	1,535.4		**1,625.5**	
Gross Profit	557.7	36.3	583.6	35.9
Selling General & Administration Expense*	509.9	33.2	528.1	32.5
EBIT – Core Business	47.8	3.1	55.5	3.4

* SG&A figures for FY 00/01 exclude the impact of asset sales. In late 2001 David Jones Limited outsourced the operation of its in house restaurants and cafes to Eurest (Australia) Pty Ltd. This initiative is profit positive, and we have adjusted the split between gross profit and SG&A in both years to reflect this change.

2) **Profit Summary**

	2001 $m	**2002 $m**	% change
Sales	1,547.5	**1,668.2**	**+7.8**
Earnings Before Interest & Tax			
Contribution From			
- Retail	47.8	55.5	+16.1
- Credit	10.6	14.9	+40.6
	58.4	**70.4**	**+20.5**
- Property	4.8	2.5	-47.9
Earnings Before Interest and Tax comparable Business	63.2	**72.9**	**+15.3**
Foodchain	(8.1)	(12.8)	
Online	(6.3)	(2.4)	
Total New Businesses	(14.4)	(15.2)	+5.6
Reported Earnings Before Interest and Tax	48.8	**57.7**	**+18.2**
Less			
-net interest	11.6	7.3	- 36.2
Operating Profit before Income Tax	37.2	**50.4**	**+35.1**
Less			
-Income Tax	8.7	14.9	+71.3
Operating profit after tax	28.5	**35.5**	**+24.6**
Significant One off Items After Tax			
- Sale of Assets	8.9	-	
- David Jones Online web development costs	(7.6)		
- Settlement of legal dispute(Elizabeth, S.A)*	(1.8)		
- Write down of development costs for Foodchain		(13.6)	
- Non-cash one off inventory rebate adjustment		(4.8)	
- One off Head Office restructuring costs		(3.4)	
- Effective discounting of interest free sales to fair value		(1.8)	
- Exit costs for Foodchain Parramatta / Pt Melbourne and associated restructuring		(5.3)	
Net Profit After Income Tax	28.0	**6.6**	**-76.5**

3) **Dividend and EPS information**

	2001 cps	**2002 cps**
Preference Share Dividend (* note the initial dividend covers period 01/07/02 – 31/07/02 only)	-	68.79 *
EPS before Significant one off items	7.3	8.8
EPS after Significant one off items	7.1	1.5
DPS	8	7

Copies of all announcements issued by David Jones are available on the Company website at **www.davidjones.com.au**. Upon accessing the site, click on "For Investors" at the bottom of the screen to go through to releases and announcements.

DAVID JONES LIMITED

RULES 4.1, 4.3

APPENDIX 4B

Preliminary Final Report

Introduced 30/6/2002.

Name of entity

David Jones Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
75 000 074 573		✔	27 JULY 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	down	4.21%	to	1,724,641
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	down	76.54%	to	6,580
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	—		—
Net profit (loss) for the period attributable to members *(item 1.11)*	down	76.54%	to	6,580

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* ~~Interim dividend *(Half yearly report only - item 15.6)*~~	3¢	3¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	4¢	4¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	27 September 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer to attached ASX and Media Release and Notes to this Preliminary Final Report.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report

+ See chapter 19 for defined terms.

DAVID JONES LIMITED

Consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	1,724,641	1,800,491
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(1,704,989)	(1,756,986)
1.3	Borrowing costs	(8,084)	(11,707)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	–	–
1.5	**Profit (loss) from ordinary activities before tax**	**11,568**	**31,798**
1.6	Income tax on ordinary activities	(4,988)	(3,754)
1.7	**Profit (loss) from ordinary activities after tax**	**6,580**	**28,044**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	–	–
1.9	**Net profit (loss)**	**6,580**	**28,044**
1.10	Net profit (loss) attributable to outside +equity interests	–	–
1.11	**Net profit (loss) for the period attributable to members**	**6,580**	**28,044**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	–	–
1.13	Net exchange differences recognised in equity	–	–
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	–	–
1.15	Initial adjustments from UIG transitional provisions	–	–
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	–	–
1.17	**Total changes in equity not resulting from transactions with owners as owners**	–	–

	Earnings per security (EPS)	Current period	Previous corresponding period
1.18	**Basic EPS**	**1.5 cents**	**7.1 cents**
	Basic EPS before non recurring significant items (see item 10.0)	8.8 cents	7.3 cents
1.19	**Diluted EPS**	1.5 cents	7.1 cents
	Diluted EPS before non recurring significant items	8.8 cents	7.3 cents

+ See chapter 19 for defined terms.

DAVID JONES LIMITED

Notes to the consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	6,580	28,044
1.21	Less (plus) outside +equity interests	–	–
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**6,580**	**28,044**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	1,668,182	1,547,481
1.24	Interest revenue	692	260
1.25	Other relevant revenue		
	Residual revenue – credit card securitisation	26,539	22,244
	Settlement discounts received	18,116	17,583
	Rental Income	739	779
	Disruption Income	6,893	5,575
	Proceeds on sale of property, plant & equipment	905	204,024
	Sundry revenue	2,575	2,545
1.26	Details of relevant expenses		
	Cost of sales	(1,080,526)	(980,854)
	Employee expenses	(286,480)	(276,740)
	Occupancy	(152,549)	(127,306)
	Advertising & visuals	(30,305)	(35,857)
	Other expenses from ordinary activities	(108,764)	(291,291)
	Individually significant items in 1.23 and 1.26		
	Operating loss new businesses (Foodchain and David Jones Online)	(15,189)	(14,386)
	Write off of David Jones Online website development costs	–	(11,504)
	Settlement of legal dispute	–	(2,800)
	Profit on sale of land & buildings	–	8,886
	Corporate restructuring costs	(4,601)	–
	Foodchain restructuring costs	(24,840)	–
	Rebate adjustment	(6,876)	–
	Effect of discounting interest free sales to fair value	(2,542)	–

+ See chapter 19 for defined terms.

DAVID JONES LIMITED

Revenue and expenses from ordinary activities (continued)

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(46,365)	(44,938)
Capitalised outlays			
1.28	Interest costs capitalised in asset values	–	–
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	–	–

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	91,264	74,817
1.31	Net profit (loss) attributable to members (*item 1.11*)	6,580	28,044
1.3	Net transfers from (to) reserves *(details if material)*	–	19,902
1.33	Net effect of changes in accounting policies	–	–
1.34	Dividends and other equity distributions paid or payable	(28,464)	(31,499)
1.35	**Retained profits (accumulated losses) at end of financial period**	**69,380**	**91,264**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	1,873	–	–	1,873
2.2	Amortisation of other intangibles	–	–	–	–
2.3	**Total amortisation of intangibles**	1,873	–	–	1,873
2.4	Extraordinary items (details)	–	–	–	–
2.5	**Total extraordinary items**	–	–	–	–

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	27,034	30,304
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(20,454)	(2,260)

DAVID JONES LIMITED

Consolidated statement of financial position		At end of current period $A'000	As shown in last annual report* $A'000	As in last half yearly report* $A'000
	Current assets			
4.1	Cash	19,138	11,550	13,218
4.2	Receivables	53,092	72,961	54,721
4.3	Investments	–	–	–
4.4	Inventories	287,209	287,298	290,644
4.5	Tax assets	–	–	–
4.6	Other (provide details if material)	9,697	9,904	8,502
4.7	**Total current assets**	**369,136**	**381,713**	**367,085**
	Non-current assets			
4.8	Receivables	–	–	1,236
4.9	Investments (equity accounted)	–	–	–
4.10	Other investments	–	–	–
4.11	Inventories	–	–	–
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	–	–	–
4.13	Development properties (+mining entities)	–	–	–
4.14	Other property, plant and equipment (net)	272,416	266,989	284,921
4.15	Intangibles (net)	14,051	15,924	14,988
4.16	Tax assets	26,943	14,917	16,992
4.17	Other (provide details if material)	2,642	1,822	1,612
4.18	**Total non-current assets**	**316,052**	**299,652**	**319,749**
4.19	**Total assets**	**685,188**	**681,365**	**686,834**
	Current liabilities			
4.20	Payables	166,786	160,153	166,230
4.21	Interest bearing liabilities	217	359	13,240
4.22	Tax liabilities	10,983	7,718	13,715
4.23	Provisions exc. tax liabilities	37,389	33,982	33,987
4.24	Other (provide details if material)	–	–	–
4.25	**Total current liabilities**	**215,375**	**202,212**	227,172
	Non-current liabilities			
4.26	Payables	–	–	–
4.27	Interest bearing liabilities	122	61,422	26,220
4.28	Tax liabilities	312	288	300
4.29	Provisions exc. tax liabilities	11,569	11,166	11,291
4.30	Other (provide details if material)	2,542	–	–
4.31	**Total non-current liabilities**	**14,545**	**72,876**	**37,811**
4.23	**Total liabilities**	**229,920**	**275,088**	**264,983**
4.33	**Net assets**	**455,268**	**406,277**	**421,851**

*Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

+ See chapter 19 for defined terms.

DAVID JONES LIMITED

Consolidated statement of financial position (continued)

		At end of current period $A'000	As shown in last annual report* $A'000	As in last half yearly report $A'000
	Equity			
4.34	Capital/contributed equity	385,888	315,013	319,480
4.35	Reserves	–	–	–
4.36	Retained profits (accumulated losses)	69,380	91,264	102,371
4.37	**Equity attributable to members of the parent entity**	**455,268**	**406,277**	**421,851**
4.38	Outside +equity interests in controlled entities	–	–	–
4.39	**Total equity**	**455,268**	**406,277**	**421,851**

4.40	Preference capital included as part of 4.37	**60,801**	**-**	**-**

This statement of financial position should be read in conjunction with Note 3 Off Balance Sheet Arrangements.

Exploration and evaluation expenditure capitalised

Not applicable

Development properties

Not applicable

+ See chapter 19 for defined terms.

DAVID JONES LIMITED

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	1,710,241	1,590,732
7.2	Payments to suppliers and employees	(1,595,965)	(1,500,745)
7.3	Dividends received from associates	–	–
7.4	Other dividends received	–	–
7.5	Interest and other items of similar nature received	692	260
7.6	Interest and other costs of finance paid	(8,084)	(11,707)
7.7	Income taxes paid	(7,517)	(26,363)
7.8	Other (provide details if material)	–	–
7.9	**Net operating cash flows**	99,367	52,177
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(70,578)	(97,719)
7.11	Proceeds from sale of property, plant and equipment	905	204,024
7.12	Payment for purchases of equity investments	–	–
7.13	Proceeds from sale of equity investments	–	–
7.14	Loans to other entities	–	–
7.15	Loans repaid by other entities	–	–
7.16	Other (provide details if material)	128	664
7.17	**Net investing cash flows**	(69,545)	106,969
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	60,575	–
7.19	Proceeds from borrowings	–	–
7.20	Repayment of borrowings	(61,442)	(129,162)
7.21	Dividends paid	(21,367)	(31,499)
7.22	Other (provide details if material)	–	–
7.23	**Net financing cash flows**	(22,234)	(160,661)
7.24	**Net increase (decrease) in cash held**	7,588	(1,515)
7.25	Cash at beginning of period *(see Reconciliation of cash)*	11,550	13,065
7.26	Exchange rate adjustments to item 7.25.	–	–
7.27	**Cash at end of period** *(see Reconciliation of cash)*	19,138	11,550

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

During the financial year ended 27 July 2002, 9,244,203 (2001: Nil) ordinary shares were issued under the Dividend Reinvestment Plan. Dividends settled in ordinary shares rather than cash during the 2002 financial year totaled $10,300,138 (2001: Nil)

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	8,678	10,550
8.2	Deposits at call	10,460	1,000
8.3	Bank overdraft	–	–
8.4	Other (provide details)	–	–
8.5	**Total cash at end of period** *(item 7.27)*	**19,138**	**11,550**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
	Profit before tax/revenue		
9.1	Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	0.67%	1.76%
	Profit after tax / +equity interests		
9.2	Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	1.45%	6.9%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.

	Current period	Previous corresponding Period
Basic earnings per share	1.5 cents	7.1 cents
Diluted earnings per share	1.5 cents	7.1 cents
Basic EPS and basic EPS before non recurring significant items		
Net profit attributable to members	6,580	28,044
Less: Reset preference share dividends	(447)	–
Adjusted net profit for basic earnings per share	6,133	28,044
Non recurring significant items* (see item 1.26)	38,859	5,418
Less: Income tax effect of non recurring significant items	(9,905)	(4,863)
After tax effect of non recurring significant items	28,954	555
Adjusted net profit before non recurring significant items	35,087	28,599
Basic EPS before non recurring significant items	8.8 cents	7.3 cents
Diluted EPS before non recurring significant items	8.8 cents	7.3 cents
Weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share		
– basic earning per share (number)	398,083,317	393,714,680
– diluted earnings per share (number)	402,800,709	393,714,680

* This amount includes all significant items with the exception of operating losses on new businesses (2001: Operating losses on new businesses) (see note 1(z)).

POTENTIAL ORDINARY SHARES

The 650,000 Reset Preference Shares are potential ordinary shares in accordance with AASB1027(6). The conversion factor of 101.6054 is calculated in accordance with the conversion formula provided on page 37 of the Reset Preference Share prospectus dated 14 May 2002. The current number of potential ordinary shares is 66,043,510. Based on conditions existing at 27 July 2002, these potential ordinary shares are not dilutive.

OPTIONS

Options to purchase ordinary shares not exercised at 27 July 2002 (28 July 2001) have not been included in the determination of diluted earnings per share. Based on conditions existing at reporting date, the options would not be potential ordinary shares.

NTA backing
(see note 7)

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$1.03	$0.96

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

Not applicable.

DAVID JONES LIMITED

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Not applicable
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$ Nil
13.3	Date from which such profit has been calculated	Not applicable
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$ Nil

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Not applicable
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$ Nil
14.3	Date to which the profit (loss) in item 14.2 has been calculated	Not applicable
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$ Nil
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$ Nil

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	23 October 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	27 September 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

			Amount per security	Franked amount per security at 30% tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)				
15.4	**Final dividend:**	Current year	3¢	3¢	-
15.5		Previous year	4¢	4¢	-
	*(Half yearly and preliminary final reports)*r				
15.6	**Interim dividend:**	Current year	4¢	4¢	-
15.7		Previous year	4¢	4¢	-

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	7¢	8¢
15.9	Preference +securities*	68.7946¢	-

* Dividend on reset preference shares for the period 1 July to 31 July 2002 inclusive.

Half yearly report - interim dividend (distribution) on all securities or Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	12,089	15,749
15.11	Preference +securities *(each class separately)*	447	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**12,536**	**15,749**

The +dividend or distribution plans shown below are in operation.

The Dividend Re-investment Plan (DRP) has operated since 14 September 2001. Under the DRP shareholders reinvest the dividend payable on participating shares in newly issued David Jones Limited shares.

The last date(s) for receipt of election notices for the +dividend or distribution plans	27 September 2002

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

None

+ See chapter 19 for defined terms.

DAVID JONES LIMITED

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before tax	–	–
16.2	Income tax on ordinary activities	–	–
16.3	**Profit (loss) from ordinary activities after tax**	–	–
16.4	Extraordinary items net of tax	–	–
16.5	**Net profit (loss)**	–	–
16.6	Adjustments	–	–
16.7	**Share of net profit (loss) of associates and joint venture entities**	–	–

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity		Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1	**Equity accounted associates and joint venture entities**	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
		–	–	–	–
17.2	**Total**	–	–	–	–
17.3	Other material interests	–	–	–	–
17.4	**Total**	–	–	–	–

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	650,000	650,000	$100.00	$100.00
18.2	Changes during current period (a) Increases through issues - Reset Preference Shares	650,000	650,000	$100.00	$100.00
	(b) Decreases through returns of capital, buybacks, redemptions	–	–	–	–
18.3	**+Ordinary securities**	402,958,883	402,958,883		
18.4	Changes during current period (a) Increases through issues - DRP (Final 2001 Dividend)	4,448,189	4,448,189	1.055	1.055
	- DRP (Interim 2002 Dividend)	4,796,014	4,796,014	1.169	1.169
	(b) Decreases through returns of capital, buybacks,	–	–	–	–
18.5	**+Convertible debt securities** *(description and conversion factor)*	–	–	–	–
18.6	Changes during current period	–	–	–	–
	(a) Increases through issues	–	–	–	–
	(b) Decreases through securities matured, converted	–	–	–	–
18.7	**Options** *(also see note below)*			*Exercise price*	*Expiry date(if any)*
	Unlisted Options for ordinary shares	2,935,000	–	1.57	17.12.03
	Unlisted Options for ordinary shares	5,150,000	–	1.4047	16.12.04
	Unlisted Options for ordinary shares	5,575,000	–	1.3280	16.01.06
		13,660,000			

		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
				Exercise price	*Expiry date(if any)*
18.8	Issued during current period*	–	–	–	–
18.9	Exercised during current period*	–	–	–	–
18.10	Expired during current period*	3,000,000	–	–	31.03.02
18.11	Lapsed during current period*	575,000	–	–	–
18.12.	**Debentures** *(description)*				
18.13	Changes during current period				
	(a) Increases through issues	–	–	–	–
	(b) Decreases through securities matured, converted	–	–	–	–
18.14.	**Unsecured notes** *(description)*				
18.15	Changes during current period				
	(a) Increases through issues	–	–	–	–
	(b) Decreases through securities matured, converted	–	–	–	–

* for the 26 week period ended 27 July 2002

Note – Options (refer item 18.7)

As advised at the Annual General Meeting in November 2001, David Jones Limited (the Company) has adopted a Long Term Incentive (LTI) Plan.

The LTI Plan provides a remuneration element designed to enable the Company to attract and retain key senior employees and ensures that their interests are aligned with those of shareholders.

An offer under the LTI Plan grants an individual the right to a certain number of ordinary shares in the Company which may vest and be convertible into shares, conditional on the achievement of performance hurdles covering a three year consecutive period and continued employment beyond this time. Under the terms of the LTI Plan, no shares will be granted by any means prior to 31 July 2004, and then are allocated only if performance hurdles are met.

At 31 July 2004, the actual number of shares, if any, finally provided to participants will depend on the extent to which a range of significant performance hurdles are met. These hurdles are based on proven drivers of shareholder value and include revenue growth, total shareholder return and capital management. It is possible for each nominated participant to be allocated either no shares (if none of the performance criteria are met), or anywhere between 50% to 150% of their initial offered amount.

On 30 August 2002, allocations under the LTI Plan were made to Peter Wilkinson, Executive Director and Chief Executive Officer, and 44 nominated executives. As a result of these allocations and subject to the achievement of performance hurdles, a minimum number of zero ordinary shares and between 694,600 and 2,085,000 ordinary shares may be issued under the LTI Plan depending on the level of achievement under the performance criteria.

An independent valuation of rights to shares granted to executives under the LTI Plan (the Grants) has been performed by PricewaterhouseCoopers Securities Ltd (PwCS).

In undertaking the valuation of the Grants, PwCS have initially used the Merton adjusted Black-Scholes option pricing model with a zero exercise price, which takes into account factors such as the current level and volatility of the Company's underlying share price, risk free rate of return, dividend yield and time to maturity. Adjustments have then been made for employee retention periods, liquidity and the time and performance based vesting criteria of the LTI Plan.

PwCS have assessed the indicative fair market value of a single Grant at 30 August 2002 to be in the range of $0.33 to $0.45, with a mid-point assessment of $0.39.

The LTI Plan has replaced the David Jones Executive Option Plan under which no further allocations of Executives Options are intended to be made.

DAVID JONES LIMITED

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer to attached ASX and Media Release and Notes to this Preliminary Final Report.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

None

DAVID JONES LIMITED

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The final dividend of 3¢ per share will be fully franked. It is anticipated that dividends for the 52 week period ending 26 July 2003 will be fully franked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Refer to attached ASX and Media Release and Notes to this Preliminary Final Report.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

None.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Refer to attached ASX and Media Release and Notes to this Preliminary Final Report.

+ See chapter 19 for defined terms.

DAVID JONES LIMITED

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Wesley Convention Centre 220 Pitt Street, Sydney
Date	4 December 2002
Time	10:00 am
Approximate date the +annual report will be available	28 October 2002

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
☒	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: .... Date: 17 September 2002
Company Secretary

Print name: John A. Simmonds

DAVID JONES LIMITED

NOTES TO THE PRELIMINARY FINAL REPORT FOR THE FINANCIAL YEAR ENDED 27 JULY 2002

INDEX

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PREPARATION

The Preliminary Final Report is a general-purpose financial report which has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Consensus views, other authoritative pronouncements of the Australian Accounting Standards board and the Corporations Act 2001.

The Preliminary Final Report has been prepared in accordance with the historical cost convention where stated and does not take into account changing money values. Unless otherwise stated the accounting policies adopted are consistent with those of the previous year.

(b) CHANGES IN ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax and preference dividends by the weighted average number of ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax and preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

- Costs of servicing equity (other than dividends) and preference share dividends;
- The after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenue or expenses during the period that would result from the dilution of potential ordinary shares;

Divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(c) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements are those of the consolidated entity, comprising David Jones Limited (the parent company) and all entities that David Jones Limited controlled from time to time during the year and at balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

DAVID JONES LIMITED

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) PRINCIPLES OF CONSOLIDATION (continued)

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(d) GOODWILL

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, is amortised over the period of time during which benefits are expected to arise.

In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition when there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payments to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

Goodwill is amortised on a straight-line basis not exceeding twenty years and reviewed in accordance with the policy set out in note 1(e).

(e) NON-CURRENT ASSETS

Non current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In assessing recoverable amounts of non-current assets, the relevant cash-flows have not been discounted to their present value.

(f) OTHER FINANCIAL ASSETS

Investments in controlled entities are carried in the financial statements of David Jones Limited at the lower of cost and their recoverable amount. Dividends are brought to account in the Statement of Financial Performance when declared by the controlled entity.

(g) PROPERTY, PLANT AND EQUIPMENT

Cost and Valuation

Freehold land and buildings on freehold land are measured on a fair value basis. At each reporting date, the value of each asset in these classes is reviewed to ensure that it does not differ materially from the asset's fair value at that date.

All other classes of property, plant and equipment are measured at cost.

The cost of property, plant and equipment constructed by the Consolidated Entity includes the cost of materials and direct labour, and an appropriate proportion of fixed and variable overheads. Interest is only capitalised when the item meets the definition of qualifying assets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) PROPERTY, PLANT AND EQUIPMENT (continued)

Depreciation

Depreciation is calculated on a straight-line basis to write off the cost of each item of property (excluding land), plant, fittings and fixtures over its expected useful life to the Consolidated Entity. Estimates of remaining useful lives are made on a regular basis for all assets.

The average depreciation rates used for each class of assets are as follows:

	2002	2001
Buildings	**3.8%**	3.8%
Plant, fittings and fixtures	**10.8%**	10.8%
Software	**27.0%**	27.0%

Leased Plant and Equipment

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of leased non-current assets (finance leases) and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight-line basis over the term of the lease, or where it is likely that the Consolidated Entity will obtain ownership of the asset, the life of the asset. Lease assets are being amortised over periods ranging from three to five years.

Operating Leases

Payments made under operating leases are charged to the Statement of Financial Performance in equal instalments over the accounting periods covered by the lease term.

(h) WEB SITE COSTS

Costs in relation to web sites are charged as expenses in the period in which they are incurred unless they relate to the acquisition of an asset, in which case they are capitalised and amortised over their period of expected benefit. Generally, costs in relation of feasibility studies during the planning phases of a web site, and ongoing costs of maintenance during the operating phase are considered to be expenses. Costs incurred in building or enhancing a web site, to the extent that they represent probable future economic benefits that can be reliably measured, are capitalised as an asset and amortised over the period of the expected benefits which vary from 3 to 5 years.

(i) PRE-OPENING EXPENSES

Pre-opening expenses in connection with new stores are charged to the Statement of Financial Performance in the period in which they are incurred.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) FOREIGN CURRENCY

Foreign currency hedge transactions are undertaken to avoid or minimise the possible adverse financial effects of movements in exchange rates associated with purchasing imported merchandise.

Some purchases are covered by hedge contracts at the date the merchandise is ordered from a supplier. All hedge costs are deferred and included in the cost of inventory. Hedge contracts, which cease to be specific, where the underlying transaction is not going to occur, are taken to the Statement of Financial Performance at the date the hedge contracts are realised.

Foreign currency monetary items outstanding at balance date are translated at spot rates and any gains or losses are recognised in the Statement of Financial Performance.

It is the Consolidated Entity's policy not to engage in speculative foreign currency trading.

(k) TAXES

Income Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST)

Revenue, expenses and assets are recognised net of the amount of GST except:

- Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- Receivables and payables are stated with the amount of GST included

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Positions.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(l) INVENTORIES

Finished goods on hand or in transit are valued at the lower of cost and net realisable value with cost primarily being determined using the retail inventory method. This method utilises the current selling prices of inventories and reduces prices to cost by the application of average department mark up ratios. Further adjustments are made to ensure the carrying value of inventories reflect the lower of cost and net realisable value. During the year the method of inventory costing was refined to recognise volume incentive rebates received from suppliers as a reduction in the cost of inventories. Previously, volume incentive rebates were not recognised in determining the cost of inventory.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) EMPLOYEE ENTITLEMENTS

Wages and Salaries and Annual Leave

Liabilities for wages and salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

Long Service Leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and period of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

Equity-based Remuneration Schemes

David Jones Limited has four employee share ownership plans, an executive option plan and a long term incentive plan.

The fair value of equity-based compensation grants (including options) to employees and directors is not recorded as an expense in the statement of financial performance.

The market value of shares issued to employees under the equity-based remuneration schemes is not being charged as an employee entitlement expense. When the shares are issued, their market value is recognised in the statement of financial position as share capital. The costs of administering these schemes, including losses incurred on the sale of forfeited shares by the trustee, are expensed as incurred.

Superannuation

Companies within the Consolidated Entity contribute to employee superannuation funds to the extent necessary to meet their obligations under the trust deed of the Company sponsored Superannuation Fund and the Superannuation Guarantee Charge.

Contributions are charged against income as they are made.

(n) DIRECTORS' RETIREMENT ALLOWANCE

A retirement allowance is paid to non-executive directors, who have served in this capacity for a minimum period of 3 years. The allowance is paid when the director ceases to hold office.

The retirement allowance is calculated using a factor based on the number of years' service multiplied by the average annual directors' fees over the three years prior to the date of ceasing to be a non-executive director. The factors range from 1.125 for three years' service to a maximum of 5.0 for fifteen years and over.

Provision is made for all non-executive directors' present entitlement and a pro rata provision is made for those that have been in office for less than three years.

DAVID JONES LIMITED

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) REVENUE RECOGNITION

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Revenue from Sale of Goods

Revenue from the sale of goods includes concession sales, and is net of actual returns made. Revenue from store sales is recognised when control of the goods passes to the buyer. For online sales, revenue is recognised at the time payment is received. Sales made on interest free, deferred payment terms for periods of greater than one year are discounted to their fair value using as a discount rate the securitisation funding cost for credit card receivables.

Residual Revenue – Credit Card Receivables

Residual revenue arising from the securitisation of David Jones' card receivables is recognised as it accrues.

Disruption Allowance

The disruption allowance income received as a result of the building works under the sale and leaseback arrangement is recognised as it accrues.

Interest and Rent

Interest income is recognised as it accrues. Rent is recognised when the Consolidated Entity has attained control of a right to be compensated for the provision of its assets.

Proceeds from sale of property, plant and equipment

The gross proceeds of asset sales are included as other revenue. Revenue on disposal of property, plant and equipment is brought to account at the date an unconditional contract of sale is signed.

Purchase and Promotional Incentives

Promotional and advertising subsidies are offset against promotion and advertising costs. Settlement discounts are taken into income in the period to which the purchase relates.

(p) COST OF SALES

Cost of sales comprises cost of inventory sold during the year and normal retail shrinkage.

(q) BORROWING COSTS

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets. Qualifying assets are assets which require more than twelve months in order to be prepared for their intended use or sale.

(r) SHAREHOLDER DISCOUNT

Shareholder discount on sales is expensed.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s) SERVICE WARRANTIES

For retail customers who purchase electrical goods on a David Jones' credit card, the manufacturers standard warranty period is extended by one year. Provision is made for the estimated liability on all products still under warranty at balance date. This provision is estimated having regard to service warranty experience over the last three years. Previously claims made against these warranties were expensed in the period in which they were incurred.

(t) DERIVATIVES

The Consolidated Entity is exposed to changes in interest rates and foreign currency exchange rates from its activities. It is the Consolidated Entity's policy to use derivative financial instruments to hedge these risks within established policy. With the exception of an interest rate swap relating to dividends that may be payable on Reset Preference Shares, the Consolidated Entity's policy does not allow derivative financial instruments to be held for speculative trading purposes.

(u) PAYABLES

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in future for goods and services received, whether or not billed to the Consolidated Entity.

(v) INTEREST BEARING LIABILITIES

Loans are carried on the Statement of Financial Position at their principal amount subject to set off arrangements. Interest expense is accrued at the contracted rate and included in payables.

(w) CASH ASSETS

Cash on hand and in banks and short term deposits are stated at nominal value.

For purposes of the Statement of Cash Flows, cash includes cash at bank and on hand, deposits at call and bank overdraft.

(x) CONTRIBUTED EQUITY

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of shares are recognised directly in equity as a reduction of the share proceeds received.

(y) FINANCIAL INSTRUMENTS

Where financial instruments, such as reset preference shares issued by the Company, have no fixed maturity, are redeemable at the option of the Company and have no cumulative dividend obligations, the proceeds received are classified as equity and the related distributions as dividends.

DAVID JONES LIMITED

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(z) EARNINGS PER SHARE (EPS)

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Basic EPS before non recurring significant items is calculated in the same manner as basic EPS with the exception that additional adjustments are made to exclude from net profit attributable to members significant items of a non recurring nature.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- Costs of servicing equity (other than dividends) and preference share dividends
- The after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Diluted EPS before non recurring significant items is calculated in the same manner as diluted EPS with the exception that additional adjustments are made to exclude from net profit attributable to members significant items of a non recurring nature.

(aa) COMPARATIVES

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

(ab) RECENT ACCOUNTING PRONOUNCEMENTS

The Company considers all new accounting pronouncements when released and their impact on the financial statements. In particular, the accounting treatment of the sale and leaseback transaction outlined in note 2 will continue to be reviewed with reference to all applicable Australian Accounting Standards and Urgent Issues Group consensus views, including UIG 50 – Evaluating the Substance of Transactions involving the Legal Form of a Lease which applies to reporting periods commencing on or after 13 August 2002.

2. OFF BALANCE SHEET ARRANGEMENTS

The Statement of Financial Position should be read in conjunction with the following off balance sheet arrangements.

Sale and Leaseback Arrangement

David Jones Limited entered into a sale and leaseback arrangement with Deutsche Retail Infrastructure Trust ("DRIT") in November 2000 whereby the Elizabeth/Market Streets, Sydney and Bourke Street, Melbourne properties were, in-substance, sold by granting a seventy-nine year Head Lease with DRIT. The non-refundable proceeds received by the Consolidated Entity of $201.85 million were recorded in the 28 July 2001 financial report as proceeds from the sale of property.

Legally, the Consolidated Entity has a recognised right to set-off the receivables ($201.85 million at inception) under the Head Lease and payables under the loan agreement ($201.85 million at inception) in order to settle on a net basis.

David Jones Limited has entered into operating leases in respect of the properties. The operating leases are for an initial term of thirty years with:

- base rentals calculated on floor space with a 2.5% per annum quarterly increase;
- contingent rentals based on turnover, reviewed every five years, with a set upper and lower limit. Under the arrangement, DRIT will provide funds to David Jones Limited for the refurbishment of the properties and a disruption allowance for reduction of rentals due to the impact of disruption during the refurbishments.

Deutsche Asset Management (Australia) Limited as responsible entity for the DRIT receives the greater of $100 million or 50% of the market value of the properties in year 2079. Accordingly, an effectively guaranteed residual amount of $100 million may be payable by David Jones Limited in the year 2079 depending on the value of the properties at that time. Deutsche Bank AG is expected to acquire legal title to the properties at year 2079 and David Jones Limited is not required to repurchase the properties.

David Jones Limited has entered into a put option agreement where elements of DRIT's financing (totalling $146 million) could be put to the company. This put option is only exercisable in remote circumstances (for example, payment default, demand under or cancellation of David Jones' Syndicated Banking Facility Agreement and trigger events largely associated with the insolvency of David Jones Limited. This results in David Jones Limited having an element of refinancing risk in the event of a significant fall in the value of the properties, which coincides largely with an insolvency or credit event of the company. However, equity holders in DRIT take the primary risk of a fall in the improved value of the properties.

David Jones Limited has entered into thirty year interest rate swap contracts associated with the transaction. The estimated market values of the payables and receivables under the swaps at 27 July 2002 are $29.818 million and $21.510 million respectively (2001: $10.993 million and $2.863 million). These amounts have not been recognised in the Statement of Financial Position. The difference between the net cash inflows and outflows is recognised as an expense in the Statement of Financial Performance over the term of the swaps.

2. OFF BALANCE SHEET ARRANGEMENTS (continued)

Securitisation of David Jones Card Receivables

Receivables from David Jones cardholders are sold to an unrelated third party, in which the Consolidated Entity has no ownership interest. The Consolidated Entity does not have the capacity to control the unrelated third party and accordingly does not consolidate this entity.

Receivables due from David Jones' card holders as at 27 July 2002 that have been sold to the third party amount to \$351.161 million (2001: \$328.018 million). Of this amount \$36.268 million (2001:\$46.191 million) has been retained by the third party as over collateralisation. As this amount will be paid to a controlled entity, subject to the performance of the card receivables, it has been included in current receivables in the Statement of Financial Position.

The Consolidated Entity retains the risk for bad debts in respect of the total portfolio of securitisation receivables.

Collectability of the credit card receivables is reviewed on an ongoing basis and to the extent that recovery is doubtful, a provision for doubtful debts is recorded by the Consolidated Entity against the securitisation receivable.

The Consolidated Entity is entitled to the residual revenue arising from the underlying receivables after meeting the purchaser's cost of funds, bad debts and expenses.

	CONSOLIDATED		DAVID JONES LIMITED	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
3. CONTINGENT LIABILITIES				
The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information, which would lead them to believe that these liabilities have crystallised and consequently no provisions are included in the financial statements in respect of these matters.				
Employee Share Plan	**337**	368	—	368
Guarantees to third parties arising out of the normal course of business	**717**	753	—	753

Employee Share Plan

The Company via a Trustee has funded the acquisition of shares in the Company by its employees. An unrealised loss of $337,000 (based on a price of $1.00 per share) exists representing the difference between the loan by David Jones Limited to the Trustee and the recoverable amount of the shares at 27 July 2002. The contingent liability would only be realised if the shares are forfeited by employees (upon resignation) and if shares are sold at below the book value of $1.46 per share as at 27 July 2002. The contingent liability relates to shares allocated to employees in 1995.

Other Contingent Liabilities

A controlled entity David Jones Finance Pty Limited is the borrower of certain finance facilities. The borrowings of David Jones Finance Pty Limited are guaranteed by David Jones Limited and each of its controlled entities.

Contingent liabilities in relation to the sale & leaseback transaction are disclosed in note 2.

4. SEGMENT INFORMATION

Business and Geographical Segments

The consolidated entity operates in Australia and is organised into the following divisions by product and service type:

- Department stores comprising David Jones department stores and rack stores
- New businesses comprising Foodchain by David Jones and David Jones Online
- Credit comprises the David Jones' Card
- Property comprises the land and buildings owned by the consolidated entity

Segment Accounting Policies

Segment accounting policies are the same as the consolidated entity's policies described in note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

Rent is charged by the property segment to the department stores segment at current market rates and eliminated on consolidation. The effect of the in substance sale and leaseback transaction is reflected in the property segment's revenue and result from 2001.

DAVID JONES LIMITED

4. SEGMENT INFORMATION (Continued)

Primary reporting – business segments	Department Stores		New Businesses		Credit		Property		Eliminations		Consolidated	
	2002 **$'000**	2001 $'000	**2002** **$'000**	2001 $'000	**2002** **$'000**	2001 $'000	**2002** **$'000**	2001 $'000	**2002** **$'000**	2001 $'000	**2002** **$'000**	2001 $'000
Revenue												
Sales to customers outside the consolidated entity	**1,625,516**	1,535,420	**42,666**	12,062	—	—	—	—	—	—	**1,668,182**	1,547,482
Other revenues from customers outside the consolidated entity	**27,829**	24,938	—	—	**27,200**	23,008	—	204,024	—	—	**55,029**	251,970
Inter-segment revenues	—	—	—	—	—	—	**2,586**	2,423	**(2,586)**	(2,423)	—	—
Share of net profit of equity accounted investment	—	—	—	—	—	—	—	—	—	—	—	—
Total segment revenues	**1,653,345**	1,560,358	**42,666**	12,062	**27,200**	23,008	**2,586**	206,447	**(2,586)**	(2,423)	**1,723,211**	1,799,452
Unallocated revenue											**1,431**	1,039
Total consolidated revenue											**1,724,642**	1,800,491
Results												
Segment results	**44,095**	49,043	**(40,029)**	(25,890)	**14,936**	10,601	**2,546**	12,109	**(2,586)**	(2,423)	**18,962**	43,440
Unallocated expenses											**(7,394)**	(11,642)
Net profit from ordinary activities before income tax expense											**11,568**	31,798

4. SEGMENT INFORMATION (continued)

Primary reporting – business segments	Department stores		New Businesses		Credit		Property		Eliminations		Consolidated	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
Assets												
Segment assets	**545,230**	549,282	**19,245**	21,859	**27,723**	40,413	**28,689**	27,146	**14,051**	15,924	**634,938**	654,624
Unallocated assets											**21,848**	11,822
Total assets											**656,786**	666,446
Liabilities												
Segment liabilities	**29,761**	29,428	**6,620**	936	**9,538**	4,541	—	—	**(15)**	(15)	**45,904**	34,890
Unallocated liabilities											**172,381**	170,413
Total liabilities											**218,285**	205,303
Other segment information:												
Acquisition of property, plant and equipment, intangible assets and other non-current assets (and disposals)	**60,458**	55,087	**8,655**	31,233	**232**	90	—	(183,554)	—	—	**69,345**	(97,144)
Depreciation & amortisation	**51,164**	40,659	**12,354**	14,382	**118**	142	**283**	1,292	—	—	**63,919**	56,475
Non-cash expenses other than depreciation and amortisation	**7,150**	—	**24,640**	—	**2,881**	—	—	—	—	—	**34,671**	—

+ See chapter 19 for defined terms.